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Reply to: Faiyaz Dean
fdean@deanlawcorp.com

July 10, 2013

Via Electronic Mail   *Privileged and Confidential*

Office of Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Sirs/Mesdames:

Re: MASS Petroleum Inc. (the "Company")

We are counsel to the Company and are writing this letter to you on behalf of the Company. The Company would hereby like to request a waiver of the audit requirement for the cumulative data by the Division of Corporation Finance's Office of the Chief Accountant.

With respect to the SEC's request for the reissuance of the audit opinion for the period from February 14, 2006 (inception) to November 30, 2009, the Company is requesting a waiver for the financial results of the requested period for the following reasons:

- As at May 31, 2013, the Company has a cash balance of $997 and a working capital deficit of $541,455, including $11,970 owed to the Company's independent auditors for past services. Having the Company's independent auditors re-audit the financial information for the above periods would result in an additional cost of $5,000 to $6,000 and there is no guarantee that they will agree to accept the engagement given the already large outstanding balance owing to them and the Company's uncertainty to raise sufficient funds to repay the Company's outstanding obligations to ensure that this process can be completed.

- The Company estimates that the cost to communicate and receive consent from Manning Elliott LLP, the Company's former independent auditors for the period noted above, will be between $1,500 to $2,000 per year, which will put further economic hardship on the Company as the Company currently does not have the sufficient funds to even communicate and engage them to simply reissue their audit report for the year ended November 30, 2012, let alone on an annual basis for all future Form 10-Ks required to be issued by the Company.

- The Company's Form 10-K for the year ended November 30, 2010, filed on March 4, 2011, includes a signed audit opinion from Saturna Group Chartered Accountants LLP for the balances relating to the year ended November 30, 2010 and a signed audit report from Manning Elliott LLP for the year ended November 30, 2009 and for the period from February 14, 2006 (date of inception) to November 30, 2009. The transition between independent accountants during this Form 10-K provided consent over the validity of the accumulated balances on both the statement of operations and cash flows from inception to November 30, 2010. For subsequent Form 10-K filings, the addition to the accumulated columns for operations and cash flows were simply the financial results for the fiscal period, and had no impact on the prior year balances previously issued by Manning Elliott and consent during the November 30, 2010 audit. Given such, re-auditing the financial information previously audited by Manning Elliott and for which a consent to the validity of the financial information was released during transition to Saturna Group would add little or no value to the Company's financial statements as there were no disagreements or issues with financial information during the transition of independent auditors.

Given the above points, the Company feel that the request to obtain the audit consent for the period in question will not add any value to the Company's financial statements, and instead burden the Company with a financial cost to obtain these consents (whether it would be a one-time cost for Saturna Group to re-audit the period in question, or to have Manning Elliott reissue their audit opinion which will be an additional cost to the Company on an annual basis) placing a greater financial hardship especially in light of the weak economic environment and the difficulties in raising financing.

Please do not hesitate to contact me if you require any further information.

Yours truly,

DEAN LAW CORP.

Per:

Faiyaz A. Dean
Attorney-at-Law